Filed by Furmanite Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Furmanite Corporation
Registration Statement No.: 333-208756

February 10, 2016

Dear Fellow Stockholder:

According to our latest records, we have not received your voting instructions for the Special Meeting of Stockholders to be held on Thursday, February 25, 2016. Your vote is extremely important, no matter how many shares you hold.

For the reasons set forth in the proxy statement, dated January 19, 2016, the Board of Directors unanimously recommends that you vote “FOR” Proposals 1, 2 and 3. Please mark, sign, date and return the enclosed proxy card as soon as possible or, alternatively, you can vote via the Internet or by telephone (see the instructions below).

If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (800) 591-8252 or toll at (212) 269-5550. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Jeffery G. Davis
Interim Chairman of the Board and
Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:

1. Vote by Internet: Go to the website listed on your proxy card or voting instruction form.
Have your control number listed on the form ready and follow the simple instructions.

2. Vote by Telephone: Call the toll-free number listed for this purpose on your proxy card or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.

3. Vote by Mail: Mark, sign, date and return your proxy card or voting instruction form and return it in the postage-paid return envelope provided.

Important Additional Information About the Transaction

In connection with the proposed merger, Team, Inc. (“Team”) has filed a registration statement on Form S-4 containing a prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite Corporation (“Furmanite”) have filed a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. The joint proxy statement/prospectus has been mailed to stockholders of both Team and Furmanite. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Team are available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite are available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger has been set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC in connection with the proposed merger. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

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